Exhibit 99.6

LETTER TO CLIENTS

PACIFIC CAPITAL BANCORP

Up to 726,975,565 Shares of Common Stock To Be Issued Upon the Exercise of Subscription Rights

[—], 2010

To Our Clients:

Enclosed for your consideration are the prospectus dated [—], 2010 (the “Prospectus”) and the Instructions for Use of Pacific Capital Bancorp Subscription Rights Certificates relating to the offering (the “Rights Offering”) by Pacific Capital Bancorp (the “Company”) of shares of its common stock, no par value (“Common Stock”), which will be issued upon the exercise of non-transferable subscription rights (the “Subscription Rights”), which are being distributed to all holders of record of Common Stock as of 4:01 p.m., New York City time, on August 30, 2010 (the “Record Date”). The Subscription Rights and the Rights Offering are described in the Prospectus.

In the Rights Offering, the Company is offering up to an aggregate of 726,975,565 shares of Common Stock to be issued upon the exercise of the Subscription Rights, which is described further in the Prospectus. The Subscription Rights will expire, if not exercised earlier, at 5:00 p.m., New York City time, on [—], 2010, unless the Company elects in its sole discretion to extend the period of the Rights Offering beyond this date (as such date may be extended, the “Expiration Date”) or cancel the Rights Offering earlier.

As described in the Prospectus, you will receive, at no charge, 15.335 Subscription Rights for each share of Common Stock you owned on the Record Date. Subscription rights may only be exercised in whole numbers; the Company will not issue fractional rights and will round all of the Subscription Rights down to the nearest whole number for each holder of record. Each whole Subscription Right will allow you to subscribe to purchase one share of Common Stock at a subscription price of $0.20 per share. For example, if you owned 1,000 shares of Common Stock on the Record Date, you would receive 15,335 Subscription Rights and would have the right to purchase 15,335 shares of Common Stock for $0.20 per share. However, if you owned 500 shares of Common Stock on the Record Date, you would receive 7,667 Subscription Rights and would have the right to purchase 7,667 shares of Common Stock for $0.20 per share.

You should be aware that there is no over-subscription right associated with the Rights Offering. In addition, no shareholder, including SB Acquisition Company LLC, a wholly owned subsidiary of Ford Financial Fund, L.P. (the “Investor”), will backstop the Rights Offering. Neither you nor any shareholder, including the Investor, will have the opportunity to purchase additional shares not purchased by other shareholders in the Rights Offering.

You will be required to submit payment in full for all of the shares of Common Stock you wish to buy pursuant to the exercise of your Subscription Rights. Any excess subscription payments that you may pay in the Rights Offering will be returned, without interest or penalty, to you as soon as practicable following the completion of the Rights Offering.

The Subscription Rights are evidenced by subscription rights certificates and election forms registered in the names of the record holders of the shares of Common Stock for which the Subscription Rights are being distributed. Subscription Rights are non-transferable, meaning that they may not be sold, transferred, or assigned by the holder of the Subscription Rights to any other party.

THE ENCLOSED MATERIALS ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF SHARES OF COMMON STOCK WHICH ARE CARRIED BY US IN YOUR ACCOUNT BUT ARE NOT REGISTERED IN YOUR NAME. EXERCISES OF THE SUBSCRIPTION RIGHTS DISTRIBUTED WITH RESPECT TO THESE SHARES MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

We are hereby requesting that you instruct us as to whether you wish us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms of the Rights Offering and subject to the conditions set forth in the Prospectus. We urge you to read the Prospectus and other enclosed materials carefully and in their entirety before instructing us to exercise your Subscription Rights.

Your instructions to us, together with any required payment, should be forwarded as promptly as possible in order to permit us to exercise the Subscription Rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire 5:00 p.m., New York City time, on the Expiration Date. Once you have exercised any of your Subscription Rights, such exercise may not be canceled, revoked or otherwise amended (unless revocation is required by law).

If you wish to have us, on your behalf, exercise the Subscription Rights for any shares of Common Stock to which you are entitled, please so instruct us by timely completing, executing, and returning to us the enclosed Beneficial Owner Election Form with any required payment.

With respect to any instructions to exercise (or not to exercise) Subscription Rights, the enclosed Beneficial Ownership Election Form must be completed and returned, together with any required payment, such that it will be actually received by us by 5:00 p.m., New York City time, on [—], 2010, the last business day prior to the scheduled Expiration Date of the Rights Offering.

Additional copies of the enclosed materials may be obtained from BNY Mellon Shareowner Services, which is acting as the Company’s information agent in the Rights Offering. You may also contact BNY Mellon Shareowner Services if you have any questions on the Rights Offering or require any assistance in exercising your Subscription Rights, by telephone, if you are located within the U.S., Canada or Puerto Rico, at (866) 339-6260 (toll free) or, if you are located outside the U.S., at (201) 680-6579 (collect).

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